 Exhibit 99.62

Enthusiast Gaming Launches “Rising Stars”, a Reality Competition to Find the

Next Gaming Superstar to Join Luminosity Gaming

Presented by SpiderTech, 40 contestants will compete to impress a panel of Luminosity Gaming judges, including newest roster addition xQc for a grand prize of a US$100,000 sponsorship to Team Luminosity

TORONTO, Oct. 01, 2020 -- Enthusiast Gaming Holdings, Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce that once again, it will be hosting its Rising Stars reality competition, to discover the next gaming superstar. The grand prize winner will receive a US$100,000 sponsorship with Luminosity Gaming and will be added to its roster which includes top gaming influencers such as Anomaly, Muselk, Fresh, RockyNoHands, and most recently, xQc.

Luminosity Gaming, owned by Enthusiast Gaming, is one of the leading esports organizations in North America with some of the top esports influencers and creators and a collective social following of over 70 million fans. In this Rising Stars series, gamers will have the chance to compete against each other with the hopes of becoming the newest member of team Luminosity.

The Rising Stars contest will take place online for six weeks beginning this fall. Aspiring gamers can submit an entry, from which 40 contestants will be invited to audition live on Twitch. The celebrity judges will then vote the top eight contestants on to the next round, from which two finalists will emerge, while the audience will have the ability to bring back their favorite contestant from the top eight and recently eliminated back into the finals. The final showdown will see one of the final three contestants crowned as the “Rising Star”. The panel of celebrity judges includes top Luminosity influencers and content creators, xQc, Anomaly, Muselk, RockyNoHands, Fresh, Problem, ShivFPS, Pinky, Kaidoz, Allenownz, Tori Pareno, Legendaley, Sommerset and Melt. Enthusiast Gaming’s brand partner, SpiderTech, the leading athletic tape brand among gamers, is the presenting sponsor of the series. Their Gaming Gear Applications help gamers enhance their performance, and as these 40 applicants compete for a top spot, SpiderTech can help provide the edge they need—as it can help with pain, swelling, fatigue, range of motion and grip strength.

The pilot series of Rising Stars, which launched in March 2019, crowned three winners, each for their expertise and mastery in Fortnite, Super Smash Bros. and Smash Melee, and had Enthusiast Gaming support them on their tournament journey. With Enthusiast Gaming’s platform reaching over 300 million gamers monthly and the continued surge of up-and-coming gaming and esports streamers in the industry, the Company will look within its communities for the newest and brightest esports talent. In this season, the winner of Rising Stars will be fully integrated into Enthusiast Gaming’s umbrella and will be named the next esports star for Luminosity Gaming which includes signing a one-year contract.

Starting today, applicants can sign up for their chance at fame, via www.RisingStars.gg. The submission process consists of each applicant sharing a highlight reel of recent streams, commentary and gameplay. The entry period will close on Saturday, October 10, 2020 at 11:59pm ET. From there, the panel of judges along with the Twitch chat voting with the power of two judges, will select the top 40, who will go on to compete head-to-head in the live auditions on Twitch. Submissions will be scored based on both skill and style which includes components of strategy, leadership, communication, personality and awareness.

The public can tune in to watch these live shows, every Tuesday and Thursday night between October 13 and November 5 at 9pm ET on twitch.tv/lgloyal. The top two performers will have a guaranteed spot in the finals--while the third final spot will be given to the fan favorite of the remaining top six. The finals will take place during EGLX Digital November 10-13th live on Twitch, at which time the judging panel will reconvene, review the top three and crown the “Rising Star.”

“We are building the largest social network of communities for gamers and esports fans, and the Rising Stars series is yet another way we connect and interact with our 300 million monthly gamers to provide exciting and engaging content. It’s only natural for us to look within these communities for the next rising star, which is comparable to popular shows, ‘American Idol’ or ‘The Voice,’ but for gaming,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Gaming is the social network for the Gen-Z and Millennial audience, and we are confident Rising Stars is something that is not only wanted and craved, but that it is also inspirational and aspirational to those watching and competing. As we continue to grow our brand and esports organization, we believe in the importance of keeping true to our communities, and all that they stand for.”

About Enthusiast Gaming:

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-

related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Eric Bernofsky, Chief Corporate Officer, 416.623.9360

Contacts:
ENTHUSIAST GAMING:
Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

Media Relations – ID Public Relations
EnthusiastGaming@id-pr.com

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